
05006508

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 01 Mar, 2005 *pages:* 1 + 26

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **QUARTERLY REPORT FOR THE 4th QUARTER 2004 UNDER POLISH ACCOUNTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Quarterly Report for the 4th quarter 2004 under Polish Accounting Standards.

01 Mar, 2004 Dariusz Górka
Vice President of the Management Board

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 01 Mar, 2005 *pages:* 1 + 26

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **QUARTERLY REPORT FOR THE 4th QUARTER 2004 UNDER POLISH ACCOUNTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Quarterly Report for the 4th quarter 2004 under Polish Accounting Standards.

01 Mar, 2004 Dariusz Górka
Vice President of the Management Board

PROKOM Form SA-QSr 4 / 2004 In thousand PLN

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001

the Management Board of Prokom Software S.A.

Informs about the quarterly financial report for the 4th quarter of 2004

March 1, 2005
(date of report)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I. Revenues	1 580 580	1 461 323	349 827	326 331
II. Operating profit	141 767	158 838	31 377	35 266
III. Profit before income tax	70 012	167 943	15 498	37 762
IV. Net profit	23 720	107 115	5 251	24 085
V. Cash flows from operating activities	61 493	165 754	13 610	37 270
VI. Cash flows from investing activities	(88 590)	(144 148)	-19 607	(32 412)
VII. Cash flows from financing activities	74 638	(66 858)	16 518	-15 033
VIII. Net increase (decrease) in cash and cash equivalents	47 541	(45 252)	10 522	-10 175
IX. Total assets	2 082 334	1 633 510	510 501	346 303
X. Total liabilities	1 100 066	806 047	201 762	170 881
XI. Long-term liabilities	471 680	193 804	115 638	41 086
XII. Short-term liabilities	628 449	667 364	154 060	118 161
XIII. Shareholders' equity	718 073	682 843	176 041	144 763
XIV. Share capital	13 891	13 791	3 405	2 924
XV. Number of shares	13 890 830	13 791 201	13 890 830	13 791 201
XVI. Basic earnings per ordinary share (in PLN / EUR)	1,71	7,86	0,38	1,77
XVII. Diluted earnings per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	51,69	49,52	12,67	10,50
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assets				
I. Fixed assets	993 940	851 111	705 678	793 071
1. Intangible fixed assets, including:	39 104	38 671	38 092	25 379
- goodwill	2 784	7 768	80	77
2. Goodwill on consolidation	165 309	150 877	183 812	180 527
3. Tangible fixed assets	301 277	307 801	145 269	132 040
4. Long-term receivables	19 015	13 403	2 875	3 563
4.1. From related parties	2 076	1 602	1 602	1 602
4.2. From other parties	16 939	11 801	1 273	1 981
5. Long-term investments	419 444	294 956	405 002	421 561
5.1. Land and buildings	2 710	1 706	1 706	-
5.2. Intangible fixed assets	0	0	0	-
5.3. Long-term financial investments	416 438	292 990	403 047	421 312
a) in related parties, including:	223 251	214 222	314 559	326 020
- investments in associated undertakings accounted for by the equity method of accounting	11 020	26 080	20 300	26 847
- investments in subsidiaries not included in the consolidation	4 942	6 281	4 388	3 522
b) in other parties	193 187	78 768	88 488	95 292
5.4. Other long-term investments	296	260	249	249
6. Deferred tax and long-term deferred costs	49 791	45 703	30 608	30 801
6.1. Deferred tax	25 132	27 914	26 412	26 319
6.2. Deferred costs	24 659	17 789	4 196	4 882
II. Current assets	1 088 394	885 446	847 832	702 866
1. Inventories	30 803	40 338	31 557	28 683
2. Receivables	709 890	499 482	673 632	361 814
2.1. From related parties	17 940	26 765	28 637	25 106
2.2. From other parties	691 950	472 717	644 995	336 708
3. Short-term investments	304 014	300 902	219 032	280 536
3.1. Short-term financial investments	304 014	300 902	219 032	280 536
a) in related parties	101 584	101 359	69 891	70 297
b) in other parties	77 360	133 113	71 592	163 058
c) cash and cash equivalents	125 080	66 430	77 548	47 181
3.2. Other short-term investments	0	0	0	0
4. Short-term deferred costs	43 697	44 724	23 611	31 863
Total assets	2 082 334	1 736 557	1 633 510	1 498 857

PROKOM

in thousand PLN

Shareholders' equity and liabilities				
I. Shareholders' equity	718 073	684 851	682 943	615 699
1. Share capital	13 891	13 891	13 791	13 791
2. Unpaid capital	0	0	0	-
3. Own shares held (negative value)	0	0	0	-
4. Spare capital	716 617	716 617	696 662	696 662
5. Revaluation reserve	0	0	0	-
6. Other spare capital	0	0	0	-
7. Exchange rate differences on consolidation	-759	124	0	-
a) foreign exchange gains	0	124	0	-
b) foreign exchange losses	-759	0	0	-
8. Undistributed profit (not covered loss) from previous years	(34 402)	(33 374)	(134 615)	(134 605)
9. Net profit (loss)	23 726	(11 407)	107 116	39 861
10. Net profit deductions (negative value)	0	0	0	-
II. Minority interest	174 206	133 066	144 520	130 491
III. Badwill on consolidation	0	0	0	210
IV. Liabilities and provisions	1 190 066	918 640	806 047	750 467
1. Deferred income tax and provisions	47 386	34 115	36 097	38 729
1.1. Deferred income tax	15 282	3 206	280	17 302
1.2. Provisions for retirement benefits and equivalent	1 686	1 428	1 451	1 282
a) long-term provisions	1 337	1 377	1 407	1 160
b) short-term provisions	349	40	44	102
1.3. Other provisions	30 420	29 481	34 366	20 075
a) long-term provisions	1 313	3 115	589	1 882
b) short-term provisions	20 116	28 366	33 777	18 193
2. Long-term liabilities	471 686	287 803	193 804	230 147
2.1. To related parties	95 301	105 041	34	34
2.2. To other parties	376 385	182 762	193 770	230 113
3. Short-term liabilities	628 149	568 904	557 364	453 300
3.1. To related parties	20 736	20 059	2 238	4 495
3.2. To other parties	602 944	543 862	551 089	444 747
3.3. Special funds	4 769	4 583	4 037	4 058
4. Badwill and accruals	42 525	27 818	18 782	28 291
4.1. Badwill	0	0	0	-
4.2. Accruals	42 525	27 818	18 782	28 291
a) long-term	12 752	3 601	4 670	342
b) short-term	28 773	24 217	14 112	27 949
Total liabilities and shareholders' equity	2 082 335	1 730 557	1 633 610	1 496 867

Book value	718 073	684 851	682 943	615 699
Number of shares	13 890 630	13 890 630	13 791 201	13 791 201
Book value per share (in PLN)	51.69	49,30	49,52	44,64
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

For every period presented in this report the influence of the preference issue of 72,524 D series shares upon the book value of the Group and number of ordinary shares outstanding was taken into account.

There were no dilutive potential ordinary shares for any period presented in this report, therefore diluted book value per ordinary share is equal to book value per ordinary share.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1. Contingent receivables	12 005	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	12 005	-	-	-
- guarantees received	12 005	-	-	-
2. Contingent liabilities	71 246	72 461	84 192	56 124
2.1. To related parties	15 841	15 250	18 724	2 142
- guarantees granted	15 841	15 250	18 724	2 142
2.2. To other parties	55 405	57 211	65 468	53 982
- guarantees granted	55 405	57 211	65 468	53 982
3. Other	739	1 086	1 942	2 236
- commitment to purchase Wonlok S.A. company	0	-	-	-
- future lease payments	496	897	1 614	1 776
- other	243	89	328	460
Total off-balance sheet items	83 990	73 547	86 134	58 360

PROKOM

In thousand PLN

I. Revenues, including:	609 574	1 580 589	481 784	1 451 323
- from related parties	1 480	30 614	4 757	45 151
1. Sales of finished products and services	301 733	917 395	252 361	834 098
2. Sales of goods for resale and materials	307 841	663 194	229 423	617 225
II. Cost of sales, including:	433 306	1 039 517	329 338	964 784
- to related parties	2 247	22 997	5 361	32 046
1. Costs of products and services sold	155 062	468 969	117 533	409 478
2. Costs of goods and materials sold	277 344	570 548	211 805	555 305
III. Gross margin (I-II)	176 268	541 072	152 446	486 539
IV. Selling costs	33 686	108 490	21 810	86 707
V. General and administrative costs	64 709	265 774	62 704	223 459
VI. Net margin (III-IV-V)	77 873	166 808	67 932	176 373
VII. Other operating income	10 211	26 073	18 337	31 391
1. Profit on disposal of non-financial fixed assets	3 172	3 683	87	492
2. Donations received	61	165	58	158
3. Other operating income	6 978	22 225	18 192	30 741
VIII. Other operating expenses	18 128	51 114	25 123	50 925
1. Loss on disposal of non-financial fixed assets	1 864	1 900	220	779
2. Provisions for non-financial fixed assets	4 113	14 668	6 301	18 128
3. Other operating expenses	12 151	34 546	18 602	32 018
IX. Operating profit (VI+VII-VIII)	70 056	141 767	60 148	156 839
X. Financial income	78 035	137 392	10 629	100 741
1. Dividends and equivalents received, including:	37	49	16	171
- from related parties	0	8	11	11
2. Interest, including:	8 141	28 215	7 463	33 710
- from related parties	5 528	19 645	4 880	20 357
3. Profits on disposal of investments	4 305	10 860	2 475	6 569
4. Revaluation of investments	56 932	76 163	(1 310)	54 505
5. Other	7 520	21 105	1 865	5 786
XI. Financial expenses	88 265	169 214	33 564	90 316
1. Interest, including:	14 503	45 630	10 372	38 828
- to related parties	4 727	10 003	-	-
2. Losses on disposal of investments	0	0	117	3 477
3. Revaluation of investments	70 065	113 932	19 630	25 806
4. Other	3 697	9 652	3 445	22 204
XII. Profit (loss) on disposal of investments in related parties	8 456	590	51 655	46 284
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	67 182	110 636	88 866	213 549
XIV. Extraordinary items (XIV.1. - XIV.2.)	0	0	-	-
1. Extraordinary profit	0	0	-	-
2. Extraordinary loss	0	0	-	-
XV. Goodwill on consolidation amortisation	9 934	40 523	14 537	45 839
XVI. Badwill on consolidation amortisation	0	0	210	233
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	57 248	70 012	74 539	167 943
XVIII. Income tax	2 163	13 584	(5 303)	37 519
a) current tax	8 122	18 698	12 917	28 326
b) deferred tax	(5 959)	(5 114)	(18 220)	11 193
XX. Other obligatory charges	0	0	-	-
XXI. Share of result of associates	(567)	(2 074)	760	(4 401)
XXII. Minority interest	18 386	30 629	13 348	18 908
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	36 133	23 728	67 254	107 115

Net profit (for 12 months)	23 726		107 115	
Weighted average number of ordinary shares	13 871 435		13 623 548	
Basic earnings per ordinary share (in PLN)	1,71		7,86	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

PROKOM

In thousand PLN

I. Opening balance of shareholders' equity	684 851	682 042	615 386	544 918
a) changes in accounting policy	0	901	0	0
b) corrections of fundamental errors	0	0	0	-5 356
c) changes in the shareholder's equity of subsidiaries from the date of acquiring those companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	0	0	0	0
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	684 851	682 943	615 386	539 562
1. Opening balance of share capital	13 891	13 791	13 791	13 534
1.1. Changes in share capital	0	100	-	257
a) increase	0	100	-	257
- share issue	0	0	0	257
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 891	13 891	13 791	13 791
2. Opening balance of unpaid capital	-	-	0	-
2.1. Changes in unpaid capital	-	-	0	-
a) increase	-	-	0	-
b) decrease	-	-	0	-
2.2. Closing balance of unpaid capital	-	-	0	-
3. Opening balance of own shares held	-	-	0	-
3.1. Changes in own shares held	-	-	0	-
a) increase	-	-	0	-
b) decrease	-	-	0	-
3.2. Closing balance of own shares held	-	-	0	-
4. Opening balance of spare capital	715 617	696 652	669 652	555 988
4.1. Changes in spare capital	-	18 965	0	140 663
a) increase	-	18 965	0	140 663
- share premium	-	-	0	-
- net profit distribution (statutory)	-	-	0	86
- net profit distribution (over statutory-required minimum value)	-	4 186	0	102 525
- other	-	0	0	-
b) decrease	-	-	0	-
- loss cover	-	-	0	-
4.2. Closing balance of spare capital	715 617	715 617	669 652	696 652
5. Opening balance of revaluation reserve	-	-	-	0
5.1. Changes in revaluation reserve	-	-	-	0
a) increase	-	-	-	0
b) decrease	-	-	-	0
- disposal of fixed assets	-	-	-	0
5.2. Closing balance of revaluation reserve	-	-	-	0
6. Opening balance of other spare capital	-	-	-	0
6.1. Changes in other spare capital	-	-	-	0
a) increase	-	-	-	0
b) decrease	-	-	-	0
6.2. Closing balance of other spare capital	-	-	-	0
7. Exchange rate differences on consolidation	-884	-768	-	0
8. Opening balance of undistributed profit (not covered loss) from previous years	(33 374)	(28 401)	(134 605)	-24 605
8.1. Opening balance of undistributed profit from previous years	107 115	108 214	-	0
a) changes in accounting policy	-	901	-	0
b) corrections of fundamental errors	-	-	-	0
c) changes in the shareholder's equity of subsidiaries from the date of acquiring those companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	-	-	-	0
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	107 115	107 115	-	0
a) increase	-	-	-	0
- profit distribution to spare capital	-	-	-	0
- changes in shareholders equity of related companies	-	-	-	0
b) decrease	-	-	-	0
- profit distribution to spare capital	-	-	-	0
- dividend paid in a subsidiary company for minority shareholders	-	-	-	0
- other	-	-	-	0
8.3. Closing balance of undistributed profit from previous years	107 115	107 115	-	0
8.4. Opening balance of not covered loss from previous years	(140 489)	(134 615)	(134 605)	(24 605)
a) changes in accounting policy	0	0	0	0
b) corrections of fundamental errors	-	-	-	-5 356
c) changes in the shareholder's equity of subsidiaries from the date of acquiring those companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	0	0	0	0
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(140 489)	(134 615)	(134 605)	(29 961)
a) increase	(1 027)	(6 902)	(10)	-104 654
- transfer of loss to be covered	-	-	0	0
- dividend paid in a subsidiary company for minority shareholders	-	-	0	0
- other	(1 027)	(2 707)	(10)	-2 043
- profit distribution to spare capital	-	(4 195)	0	-102 611
b) decrease	0	-	0	0
- changes in the shareholder's equity of subsidiaries from the date of acquiring those companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	-	-	0	0
- changes in the shareholder's equity of subsidiaries	0	0	0	0
8.6. Closing balance of not covered loss from previous years	(141 516)	(141 517)	(134 615)	(134 615)
8.7. Closing balance of undistributed profit (not covered loss) from previous years	(34 401)	(34 402)	(134 615)	(134 615)
9. Net profit (loss) for the period	35 133	23 726	67 507	107 115
a) net profit	35 133	23 726	67 254	107 115
b) net loss	-	-	-	0
c) other net profit (loss) deductions	-	-	-	0
d) changes in accounting policy	-	-	313	0
II. Closing balance of shareholders' equity	718 073	718 073	682 943	682 943
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	718 073	718 073	682 943	682 943

in thousand PLN

A. Cash flows from operating activities	0	0	0	0
I. Net profit (loss)	36 133	23 726	67 254	107 110
II. Adjustments to reconcile net profit to net cash generated by operating activities:	9 237	37 787	8 741	58 630
1. Minority interest	19 388	30 629	13 348	18 906
2. Share of result of associates	567	2 074	(761)	4 401
3. Depreciation, including:	28 986	94 624	24 135	80 369
- goodwill and badwill on consolidation amortisation	9 934	40 523	14 327	45 606
4. Foreign exchange gains (losses)	(16 429)	(7 425)	3 873	9 242
5. Interest and dividends received and paid	25 082	16 526	4 276	2 716
6. (Gains) losses from investing activities	(26 201)	(20 320)	(54 825)	(46 591)
7. Change in provisions	14 204	10 088	(10 489)	1 440
8. Change in inventories	11 689	2 662	(2 359)	31 029
9. Change in receivables	(208 152)	(210 910)	(150 722)	16 461
10. Change in short-term liabilities (except for credit facilities and loans)	161 288	120 352	155 321	(57 346)
11. Change in prepayments and accruals' balance	3 869	(19 680)	6 951	4 640
12. (Received) Contributed donations	(5 020)	19 148	19 992	(11 630)
12. Other adjustments	0	0	0	0
III. Cash flows from operating activities (I+/-II)	44 370	61 493	75 995	165 754
B. Cash flows from investing activities	0	0	0	0
I. Cash inflows from investing activities	43 448	180 118	114 009	259 234
1. Disposal of intangible and tangible fixed assets	3 136	4 817	0	2 961
2. Disposal of investments in land, buildings and intangible fixed assets	72	0	-	0
3. Disposal of financial investments, including those:	37 435	160 496	114 008	258 273
a) in related parties	23 125	92 038	7 661	34 122
- disposal of financial assets	5 468	59 167	7 402	30 923
- dividends and equivalents received	0	0	241	3 181
- repayment of long-term loans granted	125	125	-	0
- repayment of short-term loans granted	0	0	18	18
- interest	5 741	20 251	0	0
- other cash inflows from financial assets	11 791	12 496	0	0
b) in other parties	14 310	88 458	106 348	222 151
- disposal of financial assets	7 976	66 528	89 095	202 683
- dividends and equivalents received	0	0	20	172
- repayment of long-term loans granted	3 214	16 142	0	0
- repayment of short-term loans granted	57	232	14 921	14 921
- interest	310	3 785	356	2 273
- other cash inflows from financial assets	2 763	2 771	1 956	2 222
4. Other cash inflows from investing activities	2 805	2 805	0	0
II. Cash outflows from investing activities	(41 131)	(276 708)	(66 485)	(403 382)
1. Purchase of intangible and tangible fixed assets	(2 112)	(85 509)	(30 726)	(63 282)
2. Purchase of investments in land, buildings and intangible fixed assets	0	0	0	0
3. Purchase of financial investments, including those:	(38 082)	(168 538)	(25 759)	(334 081)
a) in related parties	(19 383)	(46 493)	(20 802)	(179 559)
- purchase of financial assets	(17 039)	(46 064)	(20 634)	(177 377)
- long-term loans granted	(2 344)	(429)	(168)	(2 182)
- short-term loans granted	0	0	0	0
b) in other parties	(18 699)	(122 045)	(4 957)	(164 522)
- purchase of financial assets	(17 966)	(118 549)	(4 828)	(140 506)
- long-term loans granted	(492)	(3 230)	(129)	(6 016)
- short-term loans granted	(241)	(266)	0	0
4. Dividends and equivalents paid to minority shareholders	0	(21 530)	0	(2 516)
5. Other cash outflows from investing activities	(936)	(1 131)	0	(3 503)
III. Cash flows from investing activities (I-II)	2 317	(96 590)	40 524	(144 148)
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	228 941	486 037	(86 299)	260 098
1. Share issue	8 126	8 126	-	0
2. Credit facilities and loans received	144 127	302 310	(25 299)	36 890
3. Debt securities issue	76 687	175 482	(61 000)	189 000
4. Other cash inflows from financing activities	0	119	0	24 208
II. Cash outflows from financing activities	(216 968)	(411 399)	(7 851)	(310 956)
1. Purchase of own shares	0	0	-	-
2. Dividends and equivalents paid to shareholders	0	0	-	-
3. Other expenses related to profit distribution	0	(1 000)	-	-
4. Repayment of credit facilities and loans received	(10 022)	(101 059)	(145)	(233 500)
5. Redemption of debt securities issued	(173 378)	(238 150)	0	#ADR!
6. Payments of other financial liabilities	0	0	-	0
7. Payments of finance lease liabilities	(1 761)	(6 391)	(59)	(587)
8. Interest paid	(30 917)	(64 636)	(6 876)	(27 994)
9. Other cash outflows from financing activities	0	(164)	(771)	(45 544)
III. Cash flows from financing activities (I-II)	11 973	74 638	(94 150)	(66 859)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	58 660	47 541	30 369	(46 252)
E. Balance sheet change in cash position	58 660	47 541	30 369	(45 253)
- change in cash position due to exchange rate differences	(0)	0	(3 038)	349
F. Cash at the beginning of the financial year	66 430	77 549	47 181	122 807
G. Cash at the end of the financial year (F+/- D), including:	125 090	125 090	77 550	77 550
- restricted cash and cash equivalents	8 946	8 946	8 358	8 358

In thousand PLN

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assets				
I. Fixed assets	814 048	877 960	792 580	935 023
1. Intangible fixed assets, including:	21 073	21 376	24 927	11 666
- goodwill	388	388	28	40
2. Tangible fixed assets	234 874	243 682	100 957	88 284
3. Long-term receivables	7 795	2 795	2 818	3 506
3.1. From related parties	1 602	1 602	1 602	1 602
3.2. From other parties	6 193	1 193	1 216	1 904
4. Long-term investments	539 932	589 700	653 753	832 785
4.1. Land and buildings	-	0	0	-
4.2. Intangible fixed assets	-	0	0	-
4.3. Long-term financial investments	639 647	589 451	653 504	832 536
a) in related parties, including:	535 747	512 027	567 682	740 117
- investments in associated undertakings accounted for by the equity method of accounting	-	-	0	-
b) in other parties	103 900	77 424	86 822	92 419
4.4. Other long-term investments	285	249	249	249
5. Deferred tax and long-term deferred costs	10 374	20 407	10 106	1 802
5.1. Deferred tax	0	8 368	8 500	-
5.2. Deferred costs	10 374	12 039	1 586	1 802
II. Current assets	657 251	480 042	518 668	500 923
1. Inventories	2 680	5 583	9 600	10 738
2. Receivables	390 357	320 248	316 879	305 887
2.1. From related parties	71 719	55 146	40 020	28 819
2.2. From other parties	318 638	265 102	276 859	277 040
3. Short-term investments	142 790	129 350	181 529	172 551
3.1. Short-term financial investments	142 790	129 350	181 529	172 551
a) in related parties	101 026	101 309	128 387	108 493
b) in other parties	18 376	18 768	43 391	57 911
c) cash and cash equivalents	23 380	9 273	9 751	6 147
3.2. Other short-term investments	-	0	0	-
4. Short-term deferred costs	21 514	24 861	11 672	11 787
Total assets	1 471 299	1 358 002	1 311 248	1 436 946

Shareholders' equity and liabilities				
I. Shareholders' equity	765 227	751 137	715 539	789 444
1. Share capital	13 891	13 891	13 791	13 791
2. Unpaid capital	-	0	0	-
3. Own shares held (negative value)	-	0	0	-
4. Spare capital	715 617	716 617	696 652	696 652
5. Revaluation reserve	-	0	0	-
6. Other spare capital	-	0	0	-
7. Undistributed profit (not covered loss) from previous years	901	901	0	-
8. Net profit (loss)	34 818	20 728	5 096	79 001
9. Net profit deductions (negative value)	-	0	0	-
II. Liabilities and provisions	706 072	606 865	595 709	647 502
1. Deferred income tax and provisions	30 270	11 107	21 616	29 035
1.1. Deferred income tax	14 578	-	0	14 843
1.2. Provisions for retirement benefits and equivalent	800	800	800	800
a) long-term provisions	800	800	800	800
b) short-term provisions	-	0	0	-
1.3. Other provisions	14 892	10 307	20 816	13 392
a) long-term provisions	-	0	0	-
b) short-term provisions	14 892	10 307	20 816	13 392
2. Long-term liabilities	379 187	246 715	188 631	225 647
2.1. To related parties	96 293	106 007	0	-
2.2. To other parties	282 894	139 708	188 631	225 647
3. Short-term liabilities	289 027	344 468	379 327	378 710
3.1. To related parties	13 166	21 628	8 253	9 071
3.2. To other parties	273 081	320 280	369 318	367 522
3.3. Special funds	2 780	2 560	1 756	1 617
4. Badwill and accruals	7 588	5 575	6 135	14 110
4.1. Badwill	-	0	0	-
4.2. Accruals	7 588	5 575	6 135	14 110
a) long-term	20	0	0	-
b) short-term	7 568	5 575	6 135	14 110
Total liabilities and shareholders' equity	1 471 299	1 358 002	1 311 240	1 436 946

Book value	765 227	751 137	715 539	789 444
Number of shares	13 890 830	13 890 830	13 791 201	13 791 201
Book value per share (in PLN)	55,09	54,07	51,08	57,24
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

in thousand PLN

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	59 162	64 305	53 802	44 846
2.1. To related parties	15 638	15 638	13 895	16 235
- guarantees granted	15 638	15 638	13 895	16 235
2.2. To other parties	43 524	48 667	39 907	28 613
- guarantees granted	43 524	48 667	39 907	28 613
3. Other	-	-	-	-
Total off-balance sheet items	59 162	64 305	53 802	44 846

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I. Revenues, including:	246 198	774 476	241 676	873 741
- from related parties	52 121	144 665	17 920	59 717
1. Sales of finished products and services	142 352	516 550	152 510	566 240
2. Sales of goods for resale and materials	103 846	257 926	89 166	307 501
II. Cost of sales, including:	159 447	461 771	152 470	537 440
- to related parties	49 142	124 121	16 569	48 716
1. Costs of products and services sold	69 967	241 850	70 403	264 230
2. Costs of goods and materials sold	89 480	219 921	82 067	273 210
III. Gross margin (I-II)	86 751	312 705	89 206	336 301
IV. Selling costs	19 906	66 910	16 455	63 554
V. General and administrative costs	49 280	168 792	39 817	154 150
VI. Net margin (III-IV-V)	17 566	77 003	32 934	118 597
VII. Other operating income	421	7 319	13 870	18 881
1. Profit on disposal of non-financial fixed assets	17	67	-	0
2. Donations received	0	-	-	0
3. Other operating income	404	7 252	13 870	18 881
VIII. Other operating expenses	6 803	24 261	15 104	31 199
1. Loss on disposal of non-financial fixed assets	0	-	(49)	222
2. Provisions for non-financial fixed assets	1 799	7 903	4 354	8 577
3. Other operating expenses	5 004	16 358	10 799	22 400
IX. Operating profit (VI+VII-VIII)	11 174	60 061	31 700	105 279
X. Financial income	19 079	57 744	11 291	91 606
1. Dividends and equivalents received, including:	0	4	19	6 714
- from related parties	0	-	18	6 660
2. Interest, including:	8 388	29 119	10 106	42 376
- from related parties	5 876	21 984	6 320	33 202
3. Profits on disposal of investments	3 977	9 844	2 021	2 424
4. Revaluation of investments	450	2 134	(1 190)	38 850
5. Other	6 286	16 643	335	1 242
XI. Financial expenses	12 505	72 030	132 770	176 143
1. Interest, including:	12 292	40 803	10 206	37 322
- to related parties	4 854	10 003	0	97
2. Losses on disposal of investments	0	-	119	119
3. Revaluation of investments	1 550	28 815	120 517	125 856
4. Other	(1 337)	2 412	1 937	12 846
XII. Profit on ordinary activities before taxes (IX+X-XI)	17 748	45 775	(89 788)	21 742
XIII. Extraordinary items (XIII.1. - XIII.2.)	-	-	0	0
1. Extraordinary profit	0	-	-	0
2. Extraordinary loss	0	-	-	0
XIV. Profit before income tax (XII+/-XIII)	17 748	45 775	(89 788)	21 742
XV. Income tax	3 658	10 957	(15 883)	16 646
a) current tax	(19 287)	(12 129)	7 469	11 515
b) deferred tax	22 945	23 086	(23 352)	5 131
XVI. Other obligatory charges	-	-	-	0
XVII. Share of result of associates accounted for by the equity method of accounting	-	-	-	0
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	14 090	34 818	(73 905)	5 096

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net profit (for 12 months)	34 818		5 096	
Weighted average number of ordinary shares	13 871 438		13 823 548	
Basic earnings per ordinary share (in PLN)	2,51		0.37	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

PROKOM in thousand PLN

	[illegible]	[illegible]	[illegible]	[illegible]
I. Opening balance of shareholders' equity	751 137	715 539	789 131	672 134
a) changes in accounting policy	-	901	313	-
b) corrections of fundamental errors	-	-	-	
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	751 137	716 440	789 444	672 134
1. Opening balance of share capital	13 891	13 791	13 791	13 534
1.1. Changes in share capital	-	100	-	257
a) increase	-	100	-	257
- share issue	-	-	-	-
- conversion of convertible bonds to shares	-	100	-	257
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 891	13 891	13 791	13 791
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	715 617	696 652	696 652	555 989
4.1. Changes in spare capital	-	18 965	-	140 663
a) increase	-	18 965	-	140 663
- share premium	-	14 770	-	38 052
- net profit distribution (statutory)	-	-	-	86
- net profit distribution (over statutory-required minimum value)	-	4 195	-	102 525
- other	-	0	-	0
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	715 617	715 617	696 652	696 652
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from previous years	901	4 195	-	102 611
7.1. Opening balance of undistributed profit from previous years	901	4 195	-	102 611
a) changes in accounting policy	0	901		
b) corrections of fundamental errors		-		
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	901	5 096	-	102 611
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
b) decrease	-	4 195	-	102 611
- profit distribution to spare capital	-	4 195	-	102 611
7.3. Closing balance of undistributed profit from previous years	901	901	-	0
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from previous years	901	901	-	0
8. Net profit (loss) for the period	14 090	34 818	(73 905)	5 096
a) net profit	14 090	34 818	-74 493	4 195
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	588	901
II. Closing balance of shareholders' equity	765 227	765 227	715 539	715 539
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverag	765 227	765 227	715 539	715 539

In thousand PLN

A. Cash flows from operating activities	0	0	0	0
I. Net profit (loss)	14 090	34 816	(73 905)	5 096
II. Adjustments to reconcile net profit to net cash generated by operating activities:	15 407	20 299	128 945	110 826
1. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
2. Depreciation	10 007	29 802	5 342	21 246
3. Foreign exchange gains (losses)	(7 749)	(13 262)	(762)	4 607
4. Interest and dividends received and paid	8 486	11 303	(27 275)	(30 612)
5. (Gains) losses from investing activities	(3 625)	(9 543)	1 369	5 009
6. Change in provisions	19 163	8 654	(7 419)	6 271
7. Change in inventories	2 993	7 016	1 131	35 512
8. Change in receivables	(64 612)	(69 555)	(8 726)	10 051
9. Change in short-term liabilities (except for credit facilities and loans)	48 017	29 088	58 331	(17 808)
10. Change in prepayments and accruals' balance	14 542	1 840	(15 182)	(2 264)
11. Other adjustments	(9 795)	24 854	123 136	87 910
III. Cash flows from operating activities (I+/-II)	29 497	65 117	55 040	115 021
B. Cash flows from investing activities	0	0	0	0
I. Cash inflows from investing activities	8 740	101 974	55 674	133 300
1. Disposal of intangible and tangible fixed assets	22	227	84	1 454
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	8 718	101 747	68 385	131 846
a) in related parties	5 687	74 148	18 076	49 358
- disposal of financial assets	-	36 202	9 204	18 653
- dividends and equivalents received	-	-	-	6 542
- repayment of long-term loans granted	-	125	-	-
- interest	5 687	37 821	8 872	24 163
- repayment of short-term loans granted	-	-	-	-
- other cash inflows from financial assets	-	-	-	-
b) in other parties	3 031	27 599	37 309	82 488
- disposal of financial assets	3	11 832	6 730	64 908
- dividends and equivalents received	-	-	13 521	172
- repayment of long-term loans granted	2 925	13 331	-	-
- interest	98	2 204	545	545
- repayment of short-term loans granted	7	232	14 021	14 921
- other cash inflows from financial assets	-	-	2 892	1 942
4. Other cash inflows from investing activities	-	-	225	-
II. Cash outflows from investing activities	(45 105)	(106 994)	(1 144)	(197 762)
1. Purchase of intangible and tangible fixed assets	(1 883)	(38 036)	(33 298)	(43 067)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(43 188)	(68 923)	32 152	(154 695)
a) in related parties	(17 831)	(34 506)	33 830	(148 130)
- purchase of financial assets	(14 917)	(31 667)	34 648	(145 948)
- long-term loans granted	(214)	(429)	(818)	(2 182)
- short-term loans granted	-	-	-	-
- purchase of other financial assets	(2 500)	(2 500)	-	-
b) in other parties	(26 555)	(34 327)	(1 678)	(6 885)
- purchase of financial assets	(3 535)	(11 569)	(1 337)	(1 537)
- long-term loans granted	(249)	(962)	(116)	(5 003)
- short-term loans granted	(241)	(266)	-	-
- purchase of other financial assets	(21 530)	(21 530)	(25)	(25)
4. Other cash outflows from investing activities	(36)	(36)	-	-
III. Cash flows from investing activities (I-II)	(36 365)	(5 020)	54 530	(64 402)
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	225 138	303 859	70 223	205 340
1. Share issue	0	0	0	0
2. Credit facilities and loans received	145 138	173 859	78 223	16 340
3. Debt securities issue	80 000	130 000	-	189 000
4. Other cash inflows from financing activities	0	0	0	0
II. Cash outflows from financing activities	(204 154)	(340 316)	(184 109)	(268 904)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	(2 297)	(38 425)	(116 767)	-
5. Redemption of debt securities issued	(173 380)	(236 150)	(61 000)	(220 500)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	(1 461)	(4 868)	-	-
8. Interest paid	(27 016)	(58 854)	(6 855)	(27 237)
9. Other cash outflows from financing activities	-	-	(467)	(12 167)
III. Cash flows from financing activities (I-II)	20 984	(36 459)	(105 908)	(63 564)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	14 116	13 638	3 604	(12 105)
E. Balance sheet change in cash position	14 116	13 638	3 604	(12 105)
- change in cash position due to exchange rate differences	(187)	-377	3 048	365
F. Cash at the beginning of the financial year	9 273	9 751	6 147	21 856
G. Cash at the end of the financial year (F+/- D), including:	23 389	23 389	9 751	9 751
- restricted cash and cash equivalents	3 709	3 709	1 886	1 886

March 1, 2005

....

Dariusz Górka - Vice President of the Management Board

Comments to the Quarterly consolidated financial statements of

Prokom Software SA Capital Group

for the 4th Quarter 2004 (SA-QSr 4/2004)

1. Significant achievements of the Capital Group in the 4th quarter of 2004.

Operating activity

Prokom Software SA

In the 4th quarter of 2004 the Company: (1) executed the contracts signed in the prior periods; (2) prepared for implementation of new projects; (3) conducted works connected to securing new contracts.

The Company focus was on all sectors of the economy and customers representing various areas of business. Prokom Software SA sales revenue by sector were:

Sectors	2004		2003	
	[PLN '000]	[%]	[PLN '000]	[%]
Industry	**69,220**	**8.94**	**75,279**	**8.62**
Chemical	20,830	2.69	25,026	2.86
Energy	22,411	2.90	22,190	2.54
Construction	7,364	0.95	19,108	2.19
Steel	13,787	1.78	6,374	0.73
Other	4,828	0.62	2,581	0.30
Services	**284,576**	**36.74**	**344,119**	**39.38**
IT&Telecommunication	272,340	35.16	332,359	38.04
Other	12,236	1.58	11,760	1.34
Finance	**157,900**	**20.39**	**175,203**	**20.05**
Insurance	145,490	18.79	162,744	18.69
Banks and Brokerage Houses	12,398	1.60	11,923	1.36
Other	12	0	536	0.06
Public Institutions	**262,781**	**33.93**	**279,140**	**31.95**
Total (PLN million)	**774,476**	**100**	**873,741**	**100**

- **Social Insurance Authority (ZUS)**

On 20th of October 2004 Prokom Software SA and ZUS signed an agreement for administration and exploitation of Comprehensive IT System (KSI) in ZUS. The total net value of this contract amounts to PLN 134.8m. The contract is to be executed by the end of 2005.

The objective of this agreement is continuation of services rendered by Prokom Software SA and results from the agreements and work completed up to date. Due to progressing development of ZUS KSI system and extending its functionality, the scope and complexity of work required to administer and exploit the system continuously increases and, in the period included in the agreement, will require involvement of top Prokom Software SA's experts. The agreement assumes further successive take-over of KSI's administration and exploitation duties by ZUS.

(communiqué of Prokom Software SA - RB/46/2004 dated on October 21st 2004)

On 26th of October 2004, Prokom Software SA and ZUS signed an agreement for the extension and modification of functioning Comprehensive IT System ZUS (KSI ZUS) as well as for the realization of services regarding the implementation of new and modified system elements in ZUS's head office and its departments. The total net value of this contract amounts to PLN 65.0m. The contract is to be executed by the end of 2006.

The scope of works results from the necessity to adjust the existing KSI ZUS software to new ZUS's obligations resulting from the law changes as well as new needs requested by ZUS partners. The agreement concluded regards in particular the sale of Prokom's own software, installation and integration services of modified and new products with exploited KSI system as well as guarantee maintenance.

(communiqué of Prokom Software SA - RB/48/2004 dated on October 27th 2004)

- **PZU na Życie SA**

On 30th of December 2004, the consortium of Prokom Software SA and CSC signed with PZU Życie SA a contract for implementation of CSC's GraphTalk system. The compensation for Prokom amounts to PLN 20m, and the implementation is to be performed by June 2006.

GraphTalk A.I.A is a system supporting the handling of life, health and pension insurance's products. Its functionality supports the handling of insurance from product definition, through execution of insurance agreements and customer service, to payment of benefits. The system's success is attributable to the unique process of designing insurance products based on object-oriented technology. Using the Product Workbench tool kit, which forms an integral part of GraphTalk A.I.A, administrators of insurance products can easily define even very complex rules and algorithms related to calculation of premiums or fees as well as other characteristics of products to be created.

- **TUiR Warta SA**

In the 4th quarter of 2004, Prokom provided TUiR Warta SA with IT support for the Integrated IT System. In addition, the Company is conducting talks on expanding the System's functionality and related maintenance services.

- **ppup Poczta Polska**

The 4th quarter of 2004 passed on continued projects carried out together with Postdata SA for ppup Poczta Polska. The services included support of the IT systems and the maintenance of the data communications infrastructure.

At the same time the company continued the development and implementation of the real estate system, supporting real estate management at Poczta. Work was also continued on building of a comprehensive post office support system, based on a centralised architecture.

Other main areas of cooperation with Poczta Polska, currently under negotiation, include management support systems, systems for handling postal, logistic and express delivery services, financial and trading systems, maintenance of the existing systems.

- **TP SA**

On 22nd of November 2004, Prokom Software SA and Telekomunikacja Polska SA (TP SA) signed a Frame Agreement concerning provisioning by Prokom Software SA, its subsidiaries and associates, of IT services to TP SA, its subsidiaries, associates and strategic investor – France Telecom. The agreement defines the ways of placing and execution of orders as well as the financial terms for executive agreements. The agreement has been signed till December 31st 2007 and defines the value of future contracts as PLN 270mln.

As a result of the signed agreement, Prokom Software SA Group has been selected to the "TopSource List" – the list of preferred IT providers for the France Telecom Group. This placement reassures the position of companies from the Prokom Software Group which, along with other leading multinational IT and consulting companies, remain as one the most important providers of IT solutions to TP SA and IT partners for France Telecom Group.

(communiqué of Prokom Software SA - RB/51/2004 dated on November 23rd 2004)

Moreover In the 4th quarter of 2004, work carried out at TP SA encompassed mainly projects under contracts executed in the past. The projects involved maintenance of the existing systems, support for their users, and adaptation, expansion and enhancement of the functionality of Prokom's software in connection with the organizational changes of TP SA.

- **Industry and power sector**

- Energa SA – annex expanding implementation of mySAP for additional functionalities i.e. HR, data warehouse,etc.
- Energa SA – agreement for consulting services in the field of analysis and development of ITIL model dedicated to Energa's IT units.
- Energa SA – agreement for expansion (delivery and implementation) of IBM pSeries 570 platform used by mySAP system at Gdansk branch of Energa SA central.
- Lotos Group – annex extending the implementation of my.SAP for additional functionalities i.e. subsidiaries operation, data warehouse and SEM consolidation module as well as extension of mySAP licence.
- Elektrownia Rybnik SA (EDF Group) – delivery and implementation of ERP software based on mySAP solution (consortium with Siemens Business Services).
- ING Bank Śląski SA – delivery and implementation of Peregrine Systems Asset Center system.
- GSG SA (PGNiG Group) – delivery and implementation of a document management system based on Lotus Notes.

Softbank SA

- On October 19th 2004 the Management Board of Softbank SA reported that it has completed work on the Company's strategy for 2004–2006. Softbank SA intends to provide IT services to customers on the financial services market, with particular focus on the banking industry, and public administration sectors.

  Softbank SA plans to address its offering to banks and financial institutions as well as public administration bodies in Poland and other countries of Central and Eastern Europe, and this objective governs the activities related to marketing, sales, production and investments. Softbank SA intends to specialize in complex integration projects. In practice it means transition from transactional systems to integration and management systems.

- Since November 2003 till November 2004 Softbank has signed agreements with Bank PKO BP SA (not covered by separate current reports), for the total amount of PLN 57,2 m. The contract of the largest value is that of November 18th 2004, valued at PLN 44.9m. The contract provides for the expansion of hardware infrastructure for operating the ZORBA-3000 System. The contract includes delivery and implementation of system software, delivery and installation of HP and IBM hardware (mostly servers), as well as additional services related to the implementation. The supplies of hardware under the contract will be made by the end of 2004, and the software is to be implemented by the end of the first half of 2005. The contract provides also for hardware and software maintenance services for three years.

  (communiqué of Softbank SA – dated on November 19th 2004)

- On November 30th 2004 Management Board of Softbank SA reported that in the past 12 months the Company has signed agreements (not covered by separate current reports) with its customer, Bank PKO BP SA, for the total amount of PLN 48.2 m. The agreement of the largest value is that of November 30th 2004, valued at EUR 8.3 m (PLN 35 m approx.). It is an annex to the contract signed with PKO BP SA of November 27th 2003. The annex includes delivery and implementation of IBM software and maintenance to December 31st 2007.

  (communiqué of Softbank SA – dated on November 30th 2004)

- On November 30th 2004 Softbank SA signed an annex with Face Technologies (PTY) Ltd. seated in the Republic of South Africa to the Agreement dated October 28th 2003 published in the Public Message No. RB 57/2003.

  The Annex reduced Face Technologies (PTY) Ltd. remuneration by EUR 8.0m. At present, according to the annex, Face Technologies (PTY) Ltd. remuneration amounts to EUR 4.0m. In the past 12 months the Company has signed with Face Technologies (PTY) Ltd. two annexes regarding to the agreement. It reduced Face Technologies (PTY) Ltd. remuneration by EUR 12.2m.

  Softbank S.A. has overtaken a part of the responsibilities that, according to the agreement, were Face Technologies (PTY) Ltd. obligation. Softbank S.A. has taken over the services concerning the supply of licenses of data base application (Oracle) and tool application (Rational Rose), training services and system maintenance, as well as part of adaptation and development activities.

  (communiqué of Softbank SA – dated on Februaryr 25th 2005)

- On December 17th 2004 Softbank SA signed an annex (Annex) to a significant agreement (Agreement) dated 18th August 2003 executed with PKO BP, Accenture Sp. z o.o., Alnova Techonologies Corporation S.L., Softbank S.A. The subject of the agreement is development and implementation of the Integrated IT System (ZSI) at the PKO BP SA and as well as additional services related with realization of this project. The annex substantially extended the scope of ZSI utility. The compensation to the consortium for the implementation of ZSI has increased by USD 71.2m. The payments will be made proportionately to the extent of performed work in years 2004-2007. The closing stages of the implementation is planning on April 2007. The compensation to the Consortium for the maintenance of ZSI has increased annually by USD 2.9m (after pilot implementation) to USD 7.8m (after final acceptance of the project). Based on the Annex the share of Softbank S.A. compensation has increased for the implementation of ZSI by USD 29m, and for the maintenance of ZSI has increased annually by USD 2.3m (after pilot implementation) to USD 6.2m (after final acceptance of the project).

  (communiqué of Softbank SA – dated on December 17th 2004)

OptiX Polska Sp. z o.o.

- Continued implementation and development works for Central Backup System at TP SA.
- Provided EMC matrixes for TP SA.
- Provided maintenance services and hardware (IBM servers) for PTK Centertel Sp. z o.o.

Incenti SA

- Signed a contract with the Agency for Restructuring and Modernization of Agriculture for e-learning services.
- Signed a contract with Human Quapitals Sp. z o.o. for hosting services.
- Expanded the scope of e-learning services at TP SA for additional functionalities and new users.

- Finished installation and activation works of Data Center at Górnośląska Spółka Gazownicza Sp. z o.o.

Koma SA

- Delivered hardware for ppup Poczta Polska.
- Continued works at ING BSK SA and GUGiK.
- Sold matrixes to Zakłady Energetyczne Okręgu Radomskiego.

Combidata Poland Sp. z o.o.

- Developed SAP consultants team.
- Obtained Microsoft CRM certification.
- Continued training services for ZUS.
- Continued trainings in the field of SBS (small business server) products dedicated for Internet laboratories.
- Continued technical trainings dedicated for elementary and high school teachers.
- Finished contract for the Integrated Cadastral System (ZSK) financed by PHARE funds.
- Executed Oracle and Microsoft trainings.
- Prepared offer for trainings financed by EU funds.

Telmax SA

- On December 30th 2004 Telmax SA and Telekomunikacja Polska SA signed an annex regarding the agreement signed on October 22nd 2004, regarding upgrade of SERAT 2 mainframe which amounted to USD 973,000 (approx. PLN 3.3m). The annex assumes further modernization of mainframe together with operating software. The total value of annex amounts to PLN 8.0m.
- Implemented billing with other integrated IT systems at Polish energy companies (GZE, Elbląg, Koszalin, Zamość and Tarnów), at heating providers (MEC Koszalin, MWiK Bydgoszcz) as well as at gas provider (Pomorska Spółka Gazownictwa).
- Won the contract for provisioning and implementation of integrated billing system at ENERGA SA O/Koszalin.
- Sold its services to industry clients i.e. Huta Łabędy, Megazec Bydgoszcz and Zakłady Tłuszczowe Kruszwica.
- Continued its activity in the field of hardware and software outsourcing as well as software maintenance.

PUP Spin Sp. z o.o.

- Finished customization works of NFZ (National Health Fund) bringing its IT system to EU requirements – value of PLN 3.4m. The total value of contracts regarding NFZ IT system in 2004 exceeded PLN 13.7m. Additionally, the merged company Spin-Telmax provided NFZ with hardware of a value of PLN 8.7m.
- Signed contract with Aluminium Konin-Impexmetal SA for implementation of advanced production planning system. The aim of this project is to improve the customer service and accelerate the production planning processes.
- Consortium of Spin, SPUTNIK Software and MiCOMP Systemy Komputerowe signed a Phare contract with JFK, Office of the Committee of European Integration and Ministry of Finance for provision of IT services. Contract regards development and implementation of system for management of local community units budgets.

Financing activities

In the 4th quarter of 2004, as in the previous periods, Prokom Software Capital Group financed its business activities with cash generated from operations and external sources of financing.

The external financial sources of the Parent Company included:

- short-term ordinary bearer bonds program with the maximum nominal value of PLN 300 million, offered by BRE Bank SA (as at March 1st 2005 PLN 130.0m was used).
- revolving credit line with BRE Bank SA (the maximum value of PLN 15 million – as at March 1st 2005 PLN 4.2m was used).
- revolving credit line with Raiffeisen Bank Polska SA (the maximum value of PLN 90 million – as at March 1st 2005 PLN 61.5m was used).
- revolving credit line with BPH PBK SA (the maximum value of PLN 200 million - as at March 1st 2005 PLN 33.3m was used).
- investment loan with BPH PBK SA (the value of PLN 100 million – as at March 1st 2005 PLN 55.9m was used).
- The issue of A-series convertible bonds amounting to PLN 200m – the nominal value at March 1st 2005 was PLN 0 (on December 7th 2004 all convertibles were paid off).

- revolving credit line with Bank Pekao SA (the maximum value of PLN 150 million – as at March 1st 2005 PLN 110.0m was used).

Other events and agreements connected with the finance activity:

- On November 22nd 2004 Softbank SA received an annex to a significant agreement executed with ING Bank Śląski SA on October 24th 2001. The agreement concerns a zero-coupon bond issue programme of up to PLN 100m. In connection with the expiry of the three-year term of the programme, Softbank SA signed an annex extending the programme for an indefinite period. The other terms of the agreement remain unchanged.

  (communiqué of Softbank SA – dated on November 23rd 2004)

- On December 7th 2004 Prokom Software SA settled all obligations resulting from the A-series convertible bonds. The total amount paid was 165,2mln PLN and included the nominal value of outstanding bonds of PLN 146.8mln PLN along with accrued interest and premium. The transaction was completed with use of Company's cash and existing credit lines.

  The A-series three-year convertible bonds, of the nominal value of PLN 200m were issued on December 7th 2001. The Company issued 20,000 bonds at the nominal value and issue price of PLN 10,000 each. Under the time of the program, the bondholders converted 5,318 bonds into 356,306 shares (according to the issue conditions the conversion price was PLN 149.25, ipso facto 1 bond accounted to 67 shares).

  (communiqué of Prokom Software SA - RB/54/2004 dated on December 7th 2004)

The Group invested free cash in commercial papers and bank deposits. The Group used its own resources, external debt and cash collected from its accounts receivable to pay its obligations in the normal course of business.

As at December 31st 2004 the Parent Company's financial liabilities amounted to PLN 520.0m, oh which: bank loans (PLN 282.9m), short-term commercial bonds (PLN 128.3m), obligations resulting from the finance lease of Prokom Software SA's headquarters in Gdynia (PLN 101.2m) and others (PLN 7.6m).

Investing activities

- On October 18th 2004 Softbank SA was notified of the registration in its investment account, 450,000 ordinary bearer shares of COMP Rzeszów SA. Following the registration, Softbank SA holds 605,000 COMP Rzeszów SA shares, representing 17.54% of the share capital and votes at its General Shareholders Meeting. The shares were acquired at the issue price of PLN 94 per share.

  (communiqué of Softbank SA – dated on October 19th 2004)

- On October 20th 2004 PUP Spin Sp. z o.o. seated in Katowice (subsidiary of Prokom Software SA) purchased from Telmax-STI SA seated in Warsaw 3,480 shares with the nominal value of PLN 1,740,000 in WiedzaNet Sp. z o.o. seated in Warsaw, for the total price of PLN 2.4m. The purchased shares constitute 100% of the share capital and votes at WiedzaNet's General Meeting.

  (communiqué of Prokom Software SA - RB/47/2004 dated on October 27th 2004)

- On November 11th 2004 the Municipal Court of Prague registered the increase in the share capital of PVT, a.s. (subsidiary). As result, the share capital of PVT, a.s. increased by CZK 58.0m (approximately PLN 7.9m) to CZK 60.0m (approximately PLN 8.2m), and splits into 600 shares with the nominal value of CZK 100 thousand (approximately PLN 13.6 thousand) per share, entitling to 600 voting rights at the General Shareholders' Meeting. All additional shares were acquired by Prokom Software SA by the means of conversion of CZK 58.0m being part of the loan in the amount of CZK 120.4m (approximately PLN 16.3m) granted to PVT, a.s. by Prokom Software SA. Following the conversion, the ownership interest of Prokom Software SA and its voting power at the General Shareholders' Meeting did not change and equals to 100.0%.

  (communiqué of Prokom Software SA - RB/50/2004 dated on November 15th 2004)

- On November 24th 2004 the District Court in Gdańsk registered the increase in the share capital of Optix Polska Sp. z o.o. (subsidiary company). As the result the share capital of Optix Polska Sp. z o.o. increased by PLN 18,500 up to PLN 368,500, and splits into 737 shares of the nominal value of PLN 500.00 each, giving rights to 880 votes at the General Meeting. As the result of that increase the stake of Prokom Software SA in the share capital and votes decreased to 56.99% and 63.98% respectively. Before the registration Prokom Software SA held 60.00% in the share capital and 66.79% in votes at the General Meeting of Optix Polska Sp. z o.o.

  (communiqué of Prokom Software SA - RB/3/2005 dated on January 20th 2005)

- On December 14th 2004 Prokom Software SA signed a conditional share purchase agreement, based on which Prokom is entitled to purchase from Net Technology SA (seated in Warsaw) 4,100 shares of the total nominal value of PLN 410,000 in ABG SA (seated in Warsaw), which constitute 41% in share capital and votes at the general meeting of ABG SA, for the total price of PLN 103mln. The agreement is conditional only upon the receipt of the consent of the Consumer and Competition Protection Office. The purchase price includes the discount from the valuation of ABG, resulting from the intended compensation of the Company's receivables due from Net Technology SA of PLN 78.84m, which are secured on the part of purchased shares. The remaining part of the purchase price will be paid in cash in the amount of PLN 24.16m. The purchased shares together with 200 shares already held by Prokom Software SA will constitute 43% in the share capital and votes at ABG General Meeting.

(communiqué of Prokom Software SA - RB/56/2004 dated on December 15th 2004)

- On December 20th 2004 Softbank S.A. and COMP Rzeszów S.A. executed an agreement for the sale of all the shares held by Softbank S.A. in Epsilio S.A., representing 100% of its share capital. The price of sale amounted to PLN 24.5m. The book value of Epsilio S.A. in Softbank's books amounted to PLN 27.8m at 30.09.2004.

(communiqué of Softbank SA – dated on December 21st 2004)

- On December 23rd 2004, Prokom Software SA (Prokom) seated in Warsaw entered into an agreement, whereby Prokom made a commitment to acquire 555,000 Series H shares offered by Comp SA as part of the public offering scheduled to commence on December 29th 2004. Prokom is to acquire the shares at PLN 37.50 per share. Comp SA is obligated to allocate the shares to Prokom. The agreement will enter into force after Mr Jacek Papaj blocks 800,000 shares.

  On December 23rd 2004, Comp SA , Prokom and Mr Jacek Papaj entered into an agreement, whereby Prokom is entitled to acquire 555,000 Comp SA shares held by Mr Papaj (call option); the shares (together with the Series H shares) represent 20.1% of Comp SA share capital. In the case of failure to register, by March 31st 2005, changes in Comp SA Articles of Association that would enable a shareholder holding 40% of the total vote at the Comp SA General Shareholders Meeting to appoint three out of five members of the Supervisory Board, the call option may be increased to cover 800,000 shares which, together with the Series H shares, would represent 49% of Comp SA share capital.

  The agreement will enable Prokom to become a strategic investor in Comp and after some time to take control over the company. The acquisition of the Comp SA shares by Prokom will be spread over time, and therefore Prokom will not be required to carry out a tender offer for Comp shares. Prokom will acquire the shares held by Mr Papaj by way of block transactions at a price computed as the arithmetic mean of Comp share prices quoted during the three months immediately preceding the day when Mr Papaj is served Prokom's representation on acceptance of the call option. The agreement contains a number of conditions precedents to the exercise of the call option by Prokom, including obtaining relevant approvals from appropriate authorities of the acquisition of the Comp SA shares. Mr Jacek Papaj and Prokom agreed that, subject to prior approval by the parties, instead of the call option exercise by Prokom, Comp SA may be merged with a company designated by Prokom or Prokom may make a contribution in-kind to Comp SA. In such a case, the parties will negotiate the terms of a potential agreement whereby Mr Papaj would be entitled to demand that Prokom acquires a portion of the shares held by Mr Papaj, for the total value up to PLN 20m.

  The agreement provides certain contractual penalties for Comp SA failure to perform under the agreement or for making false representations or warranties; the aggregated value of the contractual penalties charged may not exceed PLN 15m.

  Upon acquisition of the Comp SA shares by Prokom, a Co-operation Agreement between Comp SA and Prokom, dated December 23rd 2004, will come into force. The agreement sets forth the principles of co-operation of the two companies on execution of IT projects (in particular in the cryptographic sector). Under the agreement, once Prokom comes to hold 40% of Comp SA share capital, Comp SA will become a competence center for development of systems and production of cryptographic equipment and security solutions for data-transmission systems.

(communiqué of Prokom Software SA - RB/60/2004 dated on December 24th 2004)

- On December 24th 2004 Prokom Software SA purchased 2,891,790 shares of Telmax SA, issued in return for shares held in PUP Spin Sp. z o.o. (Telmax-Spin merger issue). The shares purchased constitute 53.98% in the share capital and entitle to execute 53.67% voting rights at the General Shareholders' Meeting of Telmax SA. Before the transaction Prokom had no shares of Telmax SA.

(communiqué of Prokom Software SA - RB/61/2004 dated on December 24th 2004)

- On December 29th 2004 Prokom Software SA purchased from Prokom Internet SA 2,498 shares of the nominal value of PLN 1,249,000 in Safe Computing Sp. z o.o. seated in Warsaw (Safe Computing), for the total price of PLN 6.4m. The purchased shares constitute 56,67% in the share capital and votes at Safe Computing General Meeting.

(communiqué of Prokom Software SA - RB/62/2004 dated on December 30th 2004)

- On December 30th 2004 Prokom Software SA sold to CA IB Securities SA (seated in Warsaw) 30,380,846 shares of the nominal value of PLN 121,523,384 of Prokom Internet SA (a subsidiary company through 99.05% in votes at the GSM) for the total price of PLN 10.5mln. The sold shares constitute 99.57% in the share capital and 99.05% votes at Prokom Internet SA General Meeting, which defines them as "assets of substantial value".

  At the time of transaction Prokom Internet S.A. included the following assets:

  - 43.3% in share capital and votes at GSM of Safe Computing Sp. z o.o. (www.safecomp.pl),
  - 95.4% in share capital and votes at GSM of Stopklatka Sp. z o.o. (www.stopklatka.pl),
  - 96.0% in share capital and votes at GSM of Internet Wizards Sp. z o.o. (www.wizards.pl),
  - 52.2% in share capital and votes at GSM of Edison S.A. (www.edison.pl),

PROKOM SOFTWARE SA CAPITAL GROUP

- 32.2% in share capital and votes at GSM of Ad.net S.A. (www.ad.net.pl),

- 100% in share capital and votes at GSM of The Polished Group S.A. (www.tpg.pl).

The sale of shares of Prokom Internet SA is completed consequently with Management's decision about divestiture of Prokom Software internet assets. CA IB Securities S.A. has purchase the shares for further resale.

(communiqué of Prokom Software SA - RB/63/2004 dated on December 30th 2004)

Prokom Software Capital Group structure


Prokom Software S.A.
Softbank S.A. 25,00 / 25,00
Softbank Serwis Sp. z o.o. 100,00 / 100,00
Sawan Grupa Softbank S.A. 71,88 / 71,88
ZUI Novum Sp. z o.o. 51,00 / 51,00
Mediabank S.A. 100,00 / 100,00
bezpieczeństwo.pl Sp. z o.o. 100,00 / 100,00
Belpolsoft j.v. 85,00 / 85,00
Netpower S.A. 49,00 / 49,00
Comp Rzeszów S.A. 17,54 / 17,54
Telmax S.A. 52,30 / 51,87
SK Galkom Sp. z o.o. 87,50 / 87,50
Informa Sp. z o.o. 100,00 / 100,00
Sapen Sp. z o.o. 50,00 / 50,00
Steren Sp. z o.o. 25,00 / 25,00
Kom-Pakt Sp. z o.o. 50,30 / 50,30
Softmax Sp. z o.o. 100,00 / 100,00
Spinord Sp. z o.o. 25,00 / 25,00
Postinfo Sp. z o.o. 60,00 / 60,00
WiedzaNet Sp. z o.o. 100,00 / 100,00
Koma S.A. 75,00 / 75,00
OptiX Polska Sp. z o.o. 56,99 / 63,88
Incenti S.A. 49,00 / 49,00
Combidata Poland Sp. z o.o. 83,81 / 83,81
Postdata S.A. 49,00 / 49,00
Ready Sp. z o.o. 100,00 / 100,00
ZETO Sp. z o.o. 100,00 / 100,00
Prokom B2B S.A. 58,00 / 58,00
RUM IT S.A. 50,00 / 50,00
C2 System Polska S.A. 50,00 / 50,00
TETRA System Polska S.A. 30,00 / 30,00
PVT a.s. 100,00 / 100,00
PVT Slovakia s.r.o. 100,00 / 100,00
PVT ESO s.r.o. 100,00 / 100,00
D.Trust Certifikacna Autorita a.s. 45,00 / 45,00
Prvni Certifikacni Autorita a.s. 23,25 / 23,25
COMP S.A. 23,97 / 23,97
Safe Computing Sp. z o.o. 56,67 / 56,67
ABG S.A. 42,61 / 42,61
Ster Projekt S.A. 11,46 / 11,46

The % in ABG after obtaining the receipt of the consent of the Consumer and Competition Protection Office.

2. Significant events affecting financial results

Revenues

The cumulative revenues of the Capital Group of Prokom Software after 4 quarters of 2004 amounted to PLN 1,580.6m, which is an 8.9% increase in comparison to 2003. The majority of the Group's revenues was generated by Prokom Software SA (41.6%). The second biggest revenues provider was Softbank SA Capital Group (30.8%).

After four quarters of 2004, sales of products and services (PLN 917.4 million) represented 58.0% of total revenues, while the remaining 42.0% was generated by sales of goods and materials (PLN 663.2 million). In the comparable period of 2003 sales of products and services accounted for PLN 834.1m (57.5%) while sales of goods and materials amounted to PLN 617.2m (42.5%).

In the 4th quarter of 2004 total Group revenues amounted to PLN 609.6m. and were 26.5% higher than in the 4th quarter of 2003. That increase was caused among others by consolidation of PVT a.s. as well as by improvement of Softbank SA Capital Group results.

Costs

After four quarters of 2004 costs of products, services, goods and materials sold amounted to PLN 1,039.5m, with the selling margin of 34.2%, while in the corresponding period of 2003 the margin was 33.5%. The selling margin on sales of products and services equaled to 48.9%, whereas the selling margin on sales of goods and materials was 14.0%.

Selling costs amounted to PLN 108.5 million, and increased comparing 4 quarters 2003 by 25.1%.

The general and administrative expenses increased by 22.3% from PLN 223.5m in 2003 up to PLN 273.4m in 2004, which was caused by:

- additional costs resulting from use of the Parent Company's new headquarters (approx. PLN 4m.)
- higher depreciation and amortization costs of the Partent Company (up by PLN 10.3m)
- consolidation of costs of PVT a.s. – (PLN 24.6m)
- higher for about PLN 12.3m administrative expenses in Softbank SA Capital Group, including restructuring provision (PLN 4.3m), law and financial consulting (PLN 2.0m) and bonuses for the Management Board regarding improvement in 2004 results.

After 4 quarters of 2004 operating profit amounted to PLN 141.8m, profit before income tax PLN 70.0m and net profit PLN 23.7m.

Main data of the Companies included in the consolidated financial statements for 4 quarters of 2004 *)

Company Capital stake/Votes	*Business activity*	*Net sales revenue [PLN thousand]*		*Net profit/loss [PLN thousand]*	
		1-4Q 2004	*2003*	*1-4Q 2004*	*2003*
Prokom Software SA Parent Company www.prokom.pl	Consulting activities in computer software, supplying computer software	774,476	873,741	34,818	4,195
Softbank SA Capital Group 25.0/25.0 www.softbank.pl	Consulting activities in computer Hardware and software, supplying computer hardware and software	488,027	344,678	30,455	2,208
Prokom Internet SA Capital Group 99.6/99.0 www.prokom.pl	Supervision and management of the companies in the Group of Prokom Internet S.A., investing activities, business analysis and investing consultancy in utilization of new technologies in business activities	18,474	18,910	(596)	(2,539)
PUP Spin Sp. z o.o.**) 66.9/66.9 www.spinet.com.pl	Trading and IT services, design of electronic equipment and systems, in particular in telecommunication, health and energy sector	93,981	102,206	14,214	25,485
Telmax SA Capital Group**) 52.3/51.9 www.telmax.com.pl	Design, development, implementation and training of billing, medical, ERP systems.	22,583	-	4,501	-

Comp SA Capital Group 24.0/24.0 www.comp.com.pl	Provision of comprehensive IT systems, specializes in security solutions	67,975	-	(1,945)	-
PVT a.s. 100/100 www.pvt.cz	IT systems design and implementation, LAN and WAN development, e-business and outsourcing.	118,284	-	(594)	-
Safe Computing Sp. z o.o. 56.7/56.7 www.safecomp.com	Consulting, design, development and implementation of security software as well as security polices	14,397	10,203	1,102	487
Koma S.A. 75.0/75.0 www.koma.com.pl	Hardware trading, hardware maintenance services, implementation of internally developed software (Koma HR)	108,748	61,499	4,006	4,018
ZETO Sp. z o.o. 100/100	Data processing services, space leasing	938	1,543	(141)	138
Combidata Poland Sp. z o.o. 83.8/83.8 www.combidata.pl	Organization, preparation and conducting traditional and electronic trainings, manufacturing of training software, managing non-public IT school	19,943	19,233	2,056	3,157
OptiX Polska Sp. z o.o. 60.0/60.8 www.optix.pl	Design, preparation and implementation of complex information and document management systems and document storage systems	72,872	67,518	1,975	2,000
Postdata SA 49.0/49.0 www.postdata.pl	IT services mainly for the Polish Post	59,547	61,517	1,449	1,884
Incenti SA 49.0/49.0 www.incenti.pl	IT outsourcing services (Data Center)	21,106	27,131	(5,712)	(5,351)

\) Financial data presented above d do not include the consolidation adjustments

***) till December 20th 2004 PUP Spin Sp. z o.o., after December 21st 2004 Telmax SA Capital Group.*

Percentages in share capital of entities subordinate indirectly, shown in the table above (as at December 31st), are calculated as the result of multiplying percentage of the Parent Company in the share capital of the lower level parent company (significant investor) by percentage of the lower level parent company (significant investor) in the share capital of its subordinate entities.

Main factors affecting the financial results of the Group after 4 quarters of 2004

- Sales amounting to PLN 1580.6m – significant improvement of the revenues of subsidiaries and lower than planned sales of the Dominant Company, resulting from delays in execution of new key projects.
- Net margin of PLN 166.8m generated by the Group.
- Financial lease and depreciation costs of approx. PLN 2.5m per month, resulting from use of the Parent Company's new headquarters*).
- Revaluation of financial assets – PLN (37.7)m including: PLN 21.8m revaluation of Ster-Projekt SA shares and PLN 12.1m revaluation of Comp Rzeszów SA shares caused by reverse the classification of this asset from the short term to long term investment.
- Goodwill on consolidation – PLN (40.5)m.
- Minority interest – PLN (30.6)m.
- Result of redemption of part of shares of PUP Spin Sp. z o.o. – PLN (8.5)m.
- Profit on sale of Prokom Internet SA shares – PLN 4.1m.

*) Given the dynamic development of the Group's operations and the need to consolidate Prokom Software SA's key departments in a single location to enhance productivity and resources management, and given in particular the need to ensure maximum security of IT data of Prokom Software SA's customers, it proved essential to change the location of Prokom's Head Office.

Since the beginning of the third quarter of 2004, the registered office of the parent company is at ul. Podolska 21 in Gdynia, Poland. As compared to the previous location, the new offices have significantly larger usable space and higher standard, and meet all data and IT systems security requirements. In order to ensure IT security, a Data Center class compound was constructed in the building; the compound is the place where software is produced and customer data is

gathered and processed. The security of the compound is ensured by construction, fire protection and electric solutions as well as electronic and manned protection systems.

To ensure protection of classified information, a security zone has been separated in the building, allowing the Company to create and process classified information connected with the provision of services for the army, police, and other state security services.

3. Important events affecting the Company's business after the balance sheet date

Operating activity:

- On January 31st 2005 Telmax SA and Telekomunikacja Polska SA signed a contract for maintenance of SERAT billing system.

Financing activity:

- On January 13th 2005 Softbank SA signed with bank BPH S.A. seated in Krakow an annex to the loan agreement of September 11th 2003. The annex extends the loan up to PLN 30m. The repayment of the loan is until June 29th 2005.

  (communiqué of Softbank SA – dated on January13th 2005)

Investing activity:

- On January 17th 2005 an agreement was concluded, based on which Prokom Software SA purchased from three individual persons 30 shares of the total nominal value of PLN 15,000 in Ready Sp. z o.o. (seated in Olsztyn) for the total price of PLN 443,900. The purchased shares constitute 25% of the share capital and votes at the General Meeting of Ready Sp. z o.o. After the transaction Prokom Software SA owns 120 shares of the total nominal value of PLN 60,000, which constitute 100% of the share capital and entitles to execute 100% votes at the General Meeting of Ready Sp. z o.o.

  (communiqué of Prokom Software SA - RB/2/2005 dated on January 19th 2005)

- On January 27th 2005 Softbank S.A. signed purchase agreements concerning 7000 shares of the nominal value of 11 PLN per share in Sawan Grupa Softbank S.A. seated in Krakow (Sawan), for the total price of PLN 3.5m. The purchased shares constitute 28,12% in the share capital and votes at Sawan General Meeting. After the transaction Softbank S.A. will possess 24895 Sawan shares which constitutes 100% in the share capital and votes at Sawan General Meeting.

  (communiqué of Softbank SA – dated on January 28th 2005)

- On February 2nd, 2005 in the investment account of Prokom Software SA was registered 555,000 ordinary bearer shares of Comp SA seated in Warsaw, with a nominal value of PLN 1,387,500. Prokom Software SA purchased shares of Comp SA in a public offering dated on December 29th 2004, at the issue price of PLN 37.50 per share, i.e. the aggregate price of PLN 20.8m. Following the registration, Prokom Software SA holds 555,000 Comp SA shares, representing 23.97% of the share capital and votes at its General Shareholders Meeting.

  (communiqué of Prokom Software SA - RB/4/2005 dated on February 2nd 2005)

- On February 17th 2005 the Extraordinary Shareholders Meeting of Comp SA passed on the resolution changing the company's statutes, giving the right to appoint 3 of 5 Members of the Supervisory Board to the shareholder representing 40% of total number of votes.

  (communiqué of Comp SA - RB/17/2005 dated on February 17th 2005)

4. The possibility of execution of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

5. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software SA:

Shareholders of Prokom Software SA as at March 1st 2005

Shareholder	*Number of shares*	*% in share capital*	*Number of votes at GSM*	*% of votes at GSM*
Ryszard Krauze)*	*1,564,698*	*11.26%*	*1,749,498*	*11.96%*
Prokom Investments SA	*1,420,776*	*10.23%*	*1,716,456*	*11.73%*
*Bank of New York**)*	*1,671,149*	*12.03%*	*1,671,149*	*11.42%*
*J.P Morgan Chase & Co***)*	*869,457*	*6.26%*	*869,457*	*5.94%*
PZU S.A. and PZU Życie SA	*813,760*	*5.86%*	*813,760*	*5.56%*

**) as at Mach 1st 2005 Mr. Ryszard Krauze owned directly and indirectly 66.25% of the share capital and votes at the GSM of Prokom Investments SA.*

***) The GDR 's depository*

****)Included in the Bank of New York's holding*

The share capital of Prokom Software SA amounts to PLN 13,890,830 and splits into 13,890,830 shares with the nominal value PLN 1 per share, including 185,416 preference shares (each share is entitled to 5 voting rights).

Changes in Prokom Software SA's shares ownership structure since the date of 3rd quarter report:

- As a result of the sale of Prokom Software SA shares, on November 24th 2004, Commercial Union Open Pension Fund BPH CU WBK held of 699,306 Company's shares, which constitutes 5.03% of the share capital and entitles to execute 699,306 votes at the General Shareholders' Meeting, which amounts to 4.78% of the total number of votes.

  (communiqué of Prokom Software SA - RB/52/2004 dated on November 27th 2004)

- On February 2nd, 2005 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 247,797 ordinary bearer shares of Prokom Software SA - at the average unit price of PLN 125.11 per share. Following that transaction Mr Ryszard Krauze, along with Prokom Investments SA, hold 2,985,474 shares of Prokom Software SA, which constitute 21.49% of the share capital and 3,465,954 votes, which entitle to 23.69% votes at the General Shareholders' Meeting of Prokom Software SA.

  (communiqué of Prokom Software SA - RB/5/2005 dated on February 2nd 2005)

- Since the publication of 3rd quarter 2004 Report, Bank of New York purchased 69,781 shares of Prokom Software SA and in effect it holds 1,671,149 shares, which entitle to 12.03% of Prokom's share capital and 11.42% of the total voting rights at the General Shareholders' Meeting.

Except for the transactions described above, Prokom Software SA has no knowledge of any other changes in the structure of the Company's ownership.

6. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

Shareholder	*10-11-2004*		*Increase / decrease*		*01-03-2005*	
	Number of shares	*Number of options*	*Number of shares*	*Number of options*	*Number of shares*	*Number of options*
The Management Board)*	*1,741,558*	-	-	-	*1,741,558*	-
The Supervisory Board	-	-	-	-	-	-

**) The number of shares includes 1,564,698 shares held by Mr. Ryszard Krauze.*

7. Information about lawsuits or administrative proceedings pending against Prokom Software SA or its subsidiaries regarding their liabilities or receivables.

In the 4th quarter 2004 there were no pending lawsuits or administrative proceedings against Prokom Software SA or its subsidiaries regarding their liabilities or receivables of combined value exceeding 10% of Prokom Software SA's equity.

8. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

All inter-company transactions between group companies were ordinary transactions conducted on usual market conditions and were the result of regular operating activities of Prokom Software SA and its subsidiaries.

9. Guarantees granted.

The combined value of guarantees granted by Prokom Software SA or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software SA's equity.

10. Other information essential for the estimation of the Group's performance and condition.

- In the 4th quarter of 2004 donations granted by the Parent Company amounted to PLN 1.0m.
- On December 23rd 2004 the Extraordinary Shareholders' Meeting decided on the preparation of the Company's financial statements beginning from January 1st 2005 according with the International Accountancy Standards.

  (communiqué of Prokom Software SA - RB/58/2004 dated on December 23rd 2004)

EMPLOYMENT

Employment	*2004*	*2003*	*2002*
Average	4,395	3,093	2,189

The increase of the employment in 2004 in comparison to 2003 was caused mainly by consolidation of PVT a.s., which average employment in 2004 was 1,146.

The increase of the employment in 2003 compared to 2002 was mainly caused by consolidation of Softbank SA Group, which employment was 842.

As at December 31st 2004 Prokom Software SA's employment was 1,553.

Except for the information described above, Prokom Software SA has no knowledge of any other information essential for the estimation of the Group's performance and condition in the structure of the Company's ownership.

Quotation of Prokom Software against WIG 20 Index in 2004.


PROKOM
WIG 20
180
170
160
150
140
130
120
110
Data
2004-10-01
2004-10-08
2004-10-15
2004-10-22
2004-10-29
2004-11-08
2004-11-16
2004-11-23
2004-11-30
2004-12-07
2004-12-14
2004-12-21
2004-12-28

Quotation of Prokom Software shares and GDR's in 2004.


PROKOM
GDR
170
160
150
140
130
120
110
100
26
24
22
20
18
16
2004-10-01
2004-10-08
2004-10-15
2004-10-22
2004-10-29
2004-11-08
2004-11-16
2004-11-23
2004-11-30
2004-12-07
2004-12-14
2004-12-21
2004-12-28

*) One share constitutes 2 GDRs.

11. **Factors affecting the future results of Prokom Software SA Capital Group.**

Prokom Software SA Capital Group development depends chiefly on the consistent implementation of its long-term business strategy, which consists in the offering of products, goods and comprehensive IT services primarily to large and medium sized companies and public institutions. The Parent Company also sees much potential for development following from further consolidation of its Group.

Plans and forecasts concerning factors with a bearing on future results

The development strategy of Prokom Software SA Capital Group is aimed at:

- Acquisition of new customers among large and medium-size businesses and public institutions;
- Strengthening cooperation with the existing customers;
- Provision of comprehensive services in the area of construction, installation and maintenance of network and system infrastructure to corporate customers;
- Further growth in the banking sector, with Softbank SA as a important element of this strategy;
- Strengthening its position in telecommunication and utilities sectors, with Telmax/Spin as leading entity in the Group;
- Assuming the leadership position in the IT security area with taking strategic stake in Comp SA and Safe Computing Sp. z o.o.;
- Confirming a leading position in the public sector, with the major role played by ABG SA and Ster-Projekt SA;
- Execution of IT projects under the offset programme connected with the purchase of the multirole aircraft by the Government of the Republic of Poland from Lockheed Martin Corporation (LMC); under the programme, the Company will co-participate in the development and implementation of the nationwide radio communication system, based on the Terrestrial Trunked Radio (TETRA) standard, for the public security services and governmental agencies as well as the nationwide emergency alert and crisis management system, Command & Control (C2), and will be involved in the development and implementation of the system for the Medical Services Register (RUM);
- Development of the consultancy and implementation groups within the Company's structure, cooperation with leading software suppliers, such as IBM, Oracle, Microsoft, Peregrine, SAP and others;
- Further consolidation of the IT industry.

Implementation of the planned development strategy will depend on two principal groups of factors:

1. External factors:

a) Economic growth;

b) Government's economic policy, including in particular:

   - tax policy,
   - customs policy, especially with respect to customs duties on goods imported by the Group,

- amount of funds available for computerization of public institutions,
- privatization policy;

c) Currency exchange rates, affecting in particular the prices of goods imported by the Group;

d) Progress of Poland's integration with the European Union;

e) Level of competition (presence of large western players active in the sector);

f) Consolidation of enterprises in practically all sectors of the economy.

2. Internal factors:

a) Level of knowledge and investments in the development of new technologies, mainly in the area of computer sciences and telecommunications;

b) Further enhancement of the internal organizational structure to guarantee the smooth business process within the Prokom Software SA Capital Group;

c) Level of expertise of the managing and other staff, appropriate employment structure to guarantee that the requirements imposed by the dynamically developing market are met;

d) Group's financial condition.

It must be stressed that Prokom Software SA Capital Group has a long-standing experience in the development of complex, dedicated IT systems, vast intellectual and technical potential and considerable financial resources. These are factors, which are unlikely to go unnoticed by potential future business partners.

In the opinion of the Parent Company's Management Board, in 2005, besides the execution of the planned projects, the Group stands a fair chance of acquiring new, important contracts, which will further improve its performance.

ADDITIONAL INFORMATION

I. Information about the change of accounting policies relating to the methods of determination of value of assets and liabilities and measurement of the financial results.

Differences between comparable data disclosed in SA-QSr 2003 and SA-QSr 2004 financial statements result from the adjustment made by the Parent Company to the financial statements for 2003 in respect of change of valuation of receivables and payables denominated in foreign currencies. In the previous reporting periods these receivables and payables were valued using the exchange rates of the bank which serviced the Parent Company (bid rate for assets and offer rate for liabilities). As at 31 December 2004 foreign currency receivables and payables were valued using the average exchange rate of the National Bank of Poland determined for a given currency. The necessary comparable data presented in the financial statements were adjusted. The effect of the change of accounting policy in respect of valuation of foreign currency receivables and payables is neutral for the Group's net assets, whereas the impact on the current period's net result is negative and amounts to PLN 901 thousand. This amount increased the retained earnings.

After four quarters of 2004 Prokom Software SA verified the appropriateness of amortization period and rates. As the result, the Company changed the amortization rates for computer hardware. Before the change the amortization rates for computer hardware were 50%-60%, whereas current rates are 20%-30%.

Except described above there were no other changes of accounting policies relating to the methods of determination of value of assets and liabilities and measurement of the financial results.

II Rules adopted in preparation of this report

1 This consolidated quarterly report of Prokom Software SA Capital Group (Report) presents data for the 4th quarter 2004 in a form of:

- consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated profit and loss account, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
- Prokom Software SA's abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, profit and loss account, statement of changes in shareholders' equity and statement of cash flows,
- comments of the Parent Company's Management Board to the quarterly consolidated financial statements.

2 The quarterly consolidated financial statements of Prokom Software SA Capital Group for the 4th quarter 2004 were prepared in accordance with the Polish Accountancy Act of September 29th 1994 (as amended); Directive of the Minister of Finance on detailed rules governing valuation, scope of disclosing and presentation methods of the financial instruments, dated December 12th 2001; Directive of the Council of Ministers on detailed requirements for issue prospectuses and abbreviated issue prospectuses, dated October 16th 2001; and Directive of the Council of Ministers on current and interim reports to be disclosed by issuers of securities, dated October 16th.

The financial data presented in the Report was established using such principles of valuation of assets and liabilities and principles of measuring the net financial result as were applicable on the balance-sheet date, taking into account the adjustments related to provisions, including the provision for timing differences under income tax referred to in the Polish Accountancy Act, and the revaluation write-offs on assets.

3 Detailed description of accounting principles adopted for 3Q/2004 financial statements was included in "Introduction" to the semi-annual consolidated report (SA-PSr 2004) of the Group, published on September 30th 2004.

4 Since the report for the 3rd quarter of 2004 the following changes took place in the structure of the Group:

- Softbank SA purchased 450,000 shares of Comp Rzeszów SA and in result holds 17.54% of the share capital and votes at the GSM of Comp Rzeszów SA.
- As result of the increase in the share capital of Optix Polska Sp. z o.o., the stake held by Prokom Software SA decreased to 56.99% and 63.98% in the share capital and votes respectively.
- Prokom Software SA purchased 41% shares of ABG SA and in result holds 43% of the share capital and votes at the GSM of ABG SA.
- Softbank SA sold 100% stake in Epsilio SA to Comp Rzeszow SA.
- Prokom Software SA purchased 23.97% shares of Comp SA and has the right to obtain additional shares which will give more than 40%, what according to Comp's statutes entitles to appoint 3 of 5 Member of the Supervisory Board.
- Prokom Software SA purchased 53.98% shares of Telmax SA (merger issue) and in result holds 53.98% of the share capital and 53.67% of votes at the GSM of Telmax SA.
- Prokom Software SA purchased 56.67% shares of Safe Computing Sp. z o.o. and in result holds 56.67% of the share capital and votes at the GM of Safe Computing Sp. z o.o.
- Prokom Software SA sold all shares of Prokom Internet SA.
- Prokom Software SA purchased 30% shares of Ready Sp. z o.o. and in result holds 100% of the share capital and votes at the GM of Ready Sp. z o.o.
- Softbank SA purchased 28.12% shares of Sawan Grupa Softbank SA and in result holds 100% of the share capital and votes at the GSM of Sawan Grupa Softbank SA.

5 In the consolidated financial statements for the 4th quarter 2004 the following subsidiaries and associates have been consolidated:

Prokom Software SA, Softbank SA's Capital Group, Prokom Internet SA's Capital Group*), Telmax SA Capital Group**), Comp SA Capital Group, OptiX Polska Sp. z o.o., Koma SA, ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Incenti SA, Postdata SA, Safe Computing Sp. z o.o., PVT a.s.

**) Prokom Internet Capital Group was sold on December 30th 2004. The consolidated financial statements of Prokom Software SA includes the profit and loss account statement of Prokom Internet Group till December 30th 2004.*

***) till December 20th 2004 PUP Spin Sp. z o.o., after December 21st 2004 Telmax SA Capital Group.*

Most of the companies that were excluded from consolidation are the entities in which Prokom has the minority stakes. These companies were already excluded from consolidation at the lower level of preparation of consolidated financial statements i.e.: Prokom Internet SA, Softbank SA, Koma SA, Telmax SA and PVT a.s.

Some of the directly dependent companies were excluded from consolidation because of their immaterial effect on the Group's consolidated financial statements. This exclusion has been made in accordance with point 58.1.1 and point 63.a. of the Accounting Act dated September 29th 1994.

6 To translate the financial results from Polish zloty (PLN) to Euro (EUR), the following foreign exchange rates (published by the National Bank of Poland) were used:

- For the Balance Sheet – the rate as at the balance sheet day. The exchange rate on December 31st 2004 was 1 EUR = 4.0790 PLN, while the exchange rate on December 31st 2003 was 1 EUR = 4.7170 PLN;
- For the Profit and Loss 4Q/2004 – the average of NBP rates applicable on the last day of each month between January and December 2004 (1 EUR = 4.5182 PLN);
- For the Profit and Loss 4Q/2003 comparative data – the average of NBP rates applicable on the last day of each month between January and December 2003 (1 EUR = 4.4474 PLN).

III Reserves and revaluation of assets:

The Capital Group

In the 4th quarter the Capital Group of Prokom Software SA (in PLN thousand):

A. Created:

- provision for unused vacation days	4,765
- provision for maintenance and warranty services	1,373
- other provisions	771

B. Released:

- provision for anti compete clause in the employment contracts	1,900
- provision for maintenance and warranty services	845
- restructuring provision	200
- other provisions	455

C. Reversed the fair value adjustments to assets: -14,534

Prokom Software S.A.

In the 4th quarter Prokom Software SA (in PLN thousand):

A. Created:

- provision for unused vacation days	4,345
- other provisions	240

B. Released: -

C. Made the fair value adjustments to assets: 413

Signature of the officer representing the Company

March 1st 2005	Dariusz Górka	Vice-President of the Management Board
date	full name	function